July 17, 2013

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    Mentor Graphics Corporation
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 15, 2013
Form 10-Q for the Quarterly Period Ended April 30, 2013
Filed June 5, 2013
File No. 001-34795

Dear Mr. Gilmore,
Mentor Graphics Corporation (the “Company”) respectfully submits this response to the comment letter of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 2, 2013, with respect to the above-referenced filings. For your convenience, we have set forth each of the Staff’s comments in bold immediately preceding each of our responses.

Form 10-K for the Fiscal Year Ended January 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues and Gross Profit, page 26

1.
We note management's references in your fourth quarter fiscal 2013 and first quarter 2014 earnings calls to leading indicators of new customer volume and average transaction values as well as average renewal run rates. Please describe for us the metrics management uses in managing and evaluating its revenues. Tell us what consideration you gave to disclosing these leading indicators, renewals, or other metrics in your discussion and analysis to explain the underlying reasons for fluctuations in revenues. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Response:

Item 303(a) of Regulation S-K (Item 303(a)) and Section III.B SEC Release 33-8350 (Release 33-8350) emphasize focus upon, and disclosure of, material information that promotes an understanding of financial condition and operating performance versus immaterial information that does not. Consideration must be given to communications such as earnings releases, publicly accessible analyst calls or company websites to determine what information may be material to the understanding of financial condition and operating performance.

It is against this background that we considered Item 303(a) and Release 33-8350 when preparing our management discussion and analysis as disclosed in our Form 10-K for the year ended January 31, 2013. We respectfully submit that the key metrics that management uses in managing and evaluating revenue, and the corresponding disclosure by page number within our Form 10-K, include: percentage change in bookings (p21); the percentage of bookings generated from our ten largest customers in the period (p21); the percentage change of new customers (p21); the percentage of system and software revenue generated from our ten largest customers (p27); revenue by category (p27);

and revenue by geography (p27). In addition, on page 20 of our Form 10-K, we state: “For these reasons, the timing of large contract renewals, customer circumstances, and license terms are the primary drivers of revenue changes from period to period…”.

The timing of large contract renewals is tracked by monitoring contract expirations of top customers. The timing and size of these renewals can vary substantially from our initial estimates due to customer circumstances such as demand for additional capacity or services, acquisitions, divestitures and other economic circumstances. We have very limited metrics for tracking customer circumstances. We disclose these facts on page 20 of our Form 10-K as follows:

“Our products and services are dependent to a large degree on new design projects initiated by customers in the integrated circuit (IC) and electronics system industries. These industries can be cyclical and are subject to constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles, and wide fluctuations in product supply and demand.”

We will continue to review our communications such as earnings releases, publicly accessible analyst calls and our website to ensure information that may be material to the understanding of the financial condition and operating performance is appropriately disclosed in such communications and in our filings with the Commission.

In response to the Staff's specific inquiry with respect to new customer volume and average transaction values as well as average renewal run rates, we initially note that new customer percentage change is disclosed on page 21 of our Form 10-K. Average transaction values from new customers is small and does not contribute meaningfully to revenues from period to period. Due to its lack of materiality to our financial results, we do not disclose average transaction values in our Form 10-K. With respect to the weighted average renewal run rates, we note that these are related to term contract renewals and compare the current contract weighted value to the previous contract or contracts for which product revenue was recognized as much as three or four years ago. We therefore do not consider this metric to be meaningful to the understanding of year-over-year revenue fluctuations as discussed in our Form 10-K. Because new customer average transaction values and weighted average renewal run rates on term contracts may provide some generalized idea of long-term industry health, we provide this information in our earnings release conference calls as additional non-material information.

Consolidated Financial Statements

Note 6. Term Receivables and Trade Accounts Receivable, page 53

2.
Your disclosure on page 21 that net of reserves you do not have any receivables greater than past 60 days past due suggests that you have some past due receivables that have been reserved for. Further, we note your disclosure that you have exposures within your receivables portfolio to customers with weak credit ratings that could have a material adverse effect on earnings in any given quarter, should significant additional allowances for doubtful accounts be necessary. Please tell us what consideration was given to providing disclosure regarding nonaccrual, past due, and impaired receivables as required by ASC 310-10-50.

Response:

In response to the Staff's comment regarding consideration given to disclosures of nonaccrual, past due, and impaired receivables, we respectfully submit that we have no receivables on nonaccrual status and no impaired receivables as of January 31, 2013 and historically these amounts have been de minimis. We also note that only $8.7 million, or 1.3% of total receivables, is greater than 31 days past due including only $1.3 million greater than 90 days past due. Bad debt expense in each of the last three years represents less than 0.5% of the total receivables as of January 31, 2013.

We respectfully submit that, given our history of minimal bad debt write-offs, collection of previously past due amounts, and immateriality of amounts past due, we determined that a specific discussion of past due amounts was not necessary. In future filings, if these past due amounts become significant or we have significant receivables on nonaccrual status or impaired receivables, we will add disclosure consistent with the requirements of ASC 310-10-50.

Note 9. Income Taxes, page 57

3.
We note the approximate $12.7 million impact in your rate reconciliation related to the repatriation of foreign subsidiary earnings for fiscal 2013. Please tell us the jurisdiction(s) involved and why there was an increase in repatriations in 2013. As part of your response, please clarify whether any of the repatriated earnings relates to subsidiaries that were previously permanently invested.

Response:

In response to the Staff's comment, the fiscal year 2013 repatriation of foreign subsidiary earnings of $12.7 million included subpart F income from Ireland as well as dividends from foreign subsidiaries in Korea and Taiwan. The repatriated earnings reported in this line relate to earnings that were not previously permanently invested. The increase in repatriation of foreign earnings in fiscal year 2013 was the result of increased cash in our foreign subsidiaries due to their current fiscal year operating performance.

Form 10-Q for the Quarterly Period Ended April 30, 2013

Condensed Consolidated Statements of Comprehensive Income (Loss), page 4

4.
We note that you present the reclassification adjustment for net gain (loss) on cash flow hedges in net income. Please tell us what consideration was given to disclosing the tax effect of the reclassification adjustment. Refer to ASC 220-10-45-12.

Response:

We considered ASC 220-10-45-12 which requires presentation of the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. For the three months ended April 30, 2013 and 2012, the tax effect of the reclassification adjustment was a $48 thousand benefit and a $12 thousand expense, respectively. Due to the immateriality of these balances, we did not disclose the tax effects of the reclassification adjustments. In future filings, we will make the disclosure required by ASC 220-10-45-12 if the amount of tax effects becomes more than de minimis.

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As you requested in your letter, and in connection with our responses to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Dean Freed at (503) 685-1295 if you would like to discuss our response to the Staff’s comments.
Sincerely,

/S/ Dean Freed
Dean Freed
Vice President, General Counsel